Exhibit 99.122

ImmunoPrecise and Genmab Enter into a Technology Partnership Targeting Infectious Disease

VICTORIA, BC, Nov. 19, 2020 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSXV: IPA) (OTCQB: IPATF) (FSE: TQB2), a leader in full-service, therapeutic antibody discovery and development, today announced that it has entered into a research agreement with Genmab A/S (Nasdaq: GMAB), an international biotechnology company specializing in the creation and development of differentiated antibody therapeutics for the treatment of cancer. IPA will generate novel bispecific antibody combinations using Genmab’s proprietary DuoBody® platform and IPA’s proprietary antibodies in the field of infectious disease. The development of IPA’s proprietary antibodies into DuoBody constructs enables additional, novel formulations as the Company investigates a series of combinations in parallel.

“Partnering with Genmab aligns with IPA’s mission to develop safe and effective therapies for patients, in this case, specifically pertaining to the growing demand in infectious disease,” said Dr. Jennifer Bath, Chief Executive Officer of ImmunoPrecise Antibodies. “This agreement further complements our strategy to ensure that the full potential of our infectious disease programs is realized, which includes establishing productive partnerships to increase opportunities for ideal formulations with the highest safety and efficacy profiles.”

The DuoBody technology is a proprietary platform of Genmab applied in the discovery and development of bispecific antibodies across several therapeutic areas including cancer, hemophilia, autoimmune, infectious, and central nervous system diseases. DuoBody technology has been successfully used in many Genmab internal or partnered investigational clinical therapies.

As a part of the partnership, Genmab and IPA will negotiate in good faith an agreement for the commercial use of resulting DuoBody products.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a global technology platform company with end-to-end solutions empowering companies to discover and develop therapies against any disease. The Company’s experience and cutting-edge technologies enable unparalleled support of its partners in their quest to bring innovative treatments to the clinic. ImmunoPrecise’s full-service capabilities dramatically reduce the time required for, and the inherent risk associated with, conventional multi-vendor product development. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend”, “should” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the previous quarter ended July 31, 2020 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. SOURCE ImmunoPrecise Antibodies

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%SEDAR: 00005542E

For further information: For investor relations please contact: Frederick Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com, Contact Financial Corp., Suite 810, 609 Granville Street, P.O. Box 10322, Vancouver, B.C., V7Y 1G5, Canada.

CO: ImmunoPrecise Antibodies Ltd.

CNW 07:00e 19-NOV-20